UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-30264
CUSIP NUMBER

 (Check One): ☐Form 10-K   ☐Form 20-F    ☒Form 10-Q   ☐Form N-SAR

For Period Ended:    March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Network CN Inc.

Full Name of Registrant

Former Name if Applicable

21/F Chinachem Century Tower, 178 Gloucester Road

Address of Principle Executive Office (Street and Number )

Wanchai, Hong Kong

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Network CN Inc. is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 by April 15, 2007 because of delays in the completion of its financial statements and related portions of the Form 10-QSB, which delays could not be eliminated by the Company without unreasonable effort and expense. The registrant undertakes the responsibility to file such quarterly report no later than May 21, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daley Mok	852	283-3218
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Network CN Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/ Daley Mok
Daley Mok Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.